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Timothy P. Selby	Direct Dial: 212-210-9494	E-mail: tim.selby@alston.com

April 30, 2008

VIA OVERNIGHT DELIVERY & EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Attn: Cicely L. LaMothe, Mail Stop 4561

Re:	JWH Global Trust Form 10-K for the year ended December 31, 2007 Filed March 20, 2008 File No. 000-22887

Dear Ms. LaMothe:

R.J. O’Brien Fund Management, LLC (the “Managing Owner”) the Managing Owner of the JWH Global Trust (the “Registrant”) is in receipt of your letter dated April 17, 2008, regarding the Registrant’s Form 10-K for the fiscal year ended December 31, 2007. On behalf of the Registrant, we hereby file, via EDGAR, this response to the Commission’s comment letter dated August 17, 2008, with respect to the Registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2007, filed on March 20, 2008 (File No. 000-22887) (the “Form 10-K”).

The responses are numbered to correspond to the Commission’s comment letter. A copy of this letter is also being sent to the Commission via overnight mail.

Comment #1

We noted that the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Considering that these certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

Atlanta • Charlotte • Dallas • New York • Research Triangle • Washington, D.C.

United States Securities and Exchange Commission

April 30, 2008

Response #1

The Managing Owner has advised us that each officer executed the certifications required by Exchange Act Rule 13a-14(a) and filed with the Form 10-K in a personal capacity. In addition, please be advised that the title of the certifying individual in the opening sentence of such certifications will be excluded in future Form 10-Q and Form 10-K filings.

Comment #2

We note that your certifications were not filed in the exact form as outlined in Item 601(3)(31)(i) of Regulation S-K. Some of the discrepancies include:

•	Replacing the word “report” with “annual report” in paragraphs 2, 3 and 4(a), (c) and (d).
•	Replacing the phrase “most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)” with “most recent first fiscal quarter” in paragraph 4(d).

Please revise your certifications in future filings to allow the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

Response #2

All future certification filings will be filed verbatim as outlined in Item 601(b)(31)(i) of Regulation S-K.

The Registrant has acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10-K filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K filing; and
•	the Registrant may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

April 30, 2008

Please contact the undersigned with any additional comments or questions you may have regarding the filing so that we may address your concerns as promptly as possible.

Sincerely,

/s/ Timothy P. Selby

Timothy P. Selby

MWM:mwm

Enclosures

cc:	Ms. Annette A. Cazenave